NOVA CHEMICALS CORPORATION COVERAGE RATIOS (1) (unaudited)

	Actual

Interest coverage on long-term debt for the twelve months ended Sept 30, 2002 (2)	(1.0	)x
Net tangible asset coverage on long-term debt as at Sept 30, 2002 (3)	2.3	x

Notes:

(1)	Calculated in accordance with Canadian securities law disclosure requirements.

(2)	Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

(4)	See attached for detailed calculation of the above coverage ratios.

For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.

NOVA CHEMICALS CORPORATION COVERAGE RATIOS SEPTEMBER 30, 2002 (MILLIONS OF U.S. DOLLARS) (unaudited)

INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2002

NET INCOME (LOSS)	$(140)
INTEREST EXPENSE	90
INCOME TAXES (RECOVERY)	(32)

	$(82)

ANNUAL INTEREST REQUIREMENT	$82

INTEREST COVERAGE ON LONG-TERM DEBT	(1.0	)x

Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT SEPTEMBER 30, 2002

TOTAL ASSETS	$4,134
TOTAL LIABILITIES	(2,549)
EXCLUDE CURRENT PORTION LONG-TERM DEBT	1
EXCLUDE LONG-TERM DEBT	1,234

NET TANGIBLE ASSETS	$2,820

LONG-TERM DEBT INCLUDING CURRENT PORTION	$1,235

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT	2.3	x

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.